FOR IMMEDIATE RELEASE

Contact:
         Patricia Sturms
         Abernathy MacGregor Frank
         (212) 371-5999

            WHX CORPORATION COMPLETES TENDER OFFER FOR HANDY & HARMAN


                  New York -- April 7, 1998 -- WHX Corporation (NYSE: WHX) announced today that 9,976,651 shares of common stock of Handy & Harman (NYSE:
HNH) were validly tendered and not withdrawn as of the expiration of WHX's tender offer at 12:00 midnight, New York city time, on Monday, April 6, 1998, including approximately 248,484 shares tendered by guaranteed delivery. WHX has purchased all such shares at $35.25 per share, thereby bringing its total ownership interest in Handy & Harman to 11,626,106 shares (approximately 95.7%).

                  As previously announced, the approximately 517,086 remaining Handy & Harman shares will be converted into the right to receive $35.25 per share in cash in a merger between Handy & Harman and HN Acquisition Corp., a wholly owned subsidiary of WHX.

                  WHX also announced that it has completed the sale of $350 million principal amount of 10 1/2% Senior Notes due 2005 in a Rule 144A Private Placement to qualified institutional buyers. The net proceeds from such offering will be used to fund a portion of the purchase price of the Handy & Harman acquisition. The Notes have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration under the Securities Act of 1933 and applicable state securities laws or available exemptions from registration requirements.

                  WHX, indirectly through Wheeling-Pittsburgh Steel Corporation, operates the ninth largest domestic integrated steel business.

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